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January 17, 2007

Seligman Municipal Fund Series, Inc.

100 Park Avenue

New York, New York 10017

Dear Sir or Madam:

We are Minnesota tax counsel to Seligman Municipal Fund Series, Inc., a Maryland corporation (“Seligman”). We have been informed that Seligman qualifies as a regulated investment company as that term is defined and limited in section 851 of the Internal Revenue Code of 1986, as amended (the “Code”), and that it has taken all other action to ensure that Seligman may pay exempt-interest dividends as that term is defined in section 852(b)(5)(A) of the Code. We understand that Seligman has sold shares of separate series of Seligman, each generally to residents of specified states, for the purpose of enabling such residents to receive exempt-interest dividends that are exempt from the regular federal income tax as well as from the regular personal income tax imposed by the state of residence of the recipient shareholder.

You have asked for our opinion as to the Minnesota income tax consequences of the receipt by a shareholder of the Minnesota Series of exempt-interest dividends that are paid with respect to shares of the Minnesota Series. In responding to your inquiry, we have reviewed the Articles of Incorporation of Seligman, as amended and supplemented, and certain other materials that you have supplied to us. In addition, we have reviewed certain of the laws of the State of Minnesota, and certain provisions of the Code.

You have told us that each of the series of Seligman, including the Minnesota Series, is, and intends to continue to qualify as, a “fund” of Seligman within the meaning of section 851(g) of the Code. As such, you have informed us that each of the series of Seligman, including the Minnesota Series, is, and intends to continue to qualify as, a separate regulated investment company, and that all action has been taken, and will continue to be taken, to enable Seligman and the Minnesota Series to pay exempt-interest dividends within the meaning of the Code. We have also been told that Seligman has in the past and will in the future attempt to invest the bulk of the assets belonging to the Minnesota Series in any

2200 WELLS FARGO CENTER | 90 SOUTH SEVENTH STREET | MINNEAPOLIS MINNESOTA 55402-3901

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Seligman Municipal Fund Series, Inc.

January 17, 2007

combination of tax-exempt obligations of the State of Minnesota or its political or governmental subdivisions, municipalities, governmental agencies or instrumentalities, so as to generate as large a percentage of tax-exempt income as is possible. In addition, we have been informed that, during all material times, Seligman has invested the assets belonging to the Minnesota Series, and has made payments to the shareholders of the Minnesota Series, so as to meet the 95% test that is set forth below, whether based on a fiscal or a calendar year basis. We have relied, for purposes of this opinion, upon the statements in the documents that we have reviewed and upon all of the representations that have been made to us, but have made no independent investigation thereof, and express no opinion with respect thereto.

Minn. Stat. §290.01, subd. 19, provides that the starting point for the computation of Minnesota taxable income is federal taxable income, to which various additions, subtractions, and modifications are then made. Minn. Stat. §290.01, subd. 19(a), provides for certain additions in the case of individuals, estates, and trusts, one of which is the following:

(1)(ii) exempt-interest dividends as defined in section 852(b)(5) of the Internal Revenue Code, except the portion of the exempt- interest dividends derived from interest income on obligations of the state of Minnesota or its political or governmental subdivisions, municipalities, governmental agencies or instrumentalities, but only if the portion of the exempt-interest dividends from such Minnesota sources paid to all shareholders represents 95 percent or more of the exempt-interest dividends that are paid by the regulated investment company as defined in section 851(a) of the Internal Revenue Code, or the fund of the regulated investment company as defined in section 851(g) of the Internal Revenue Code, making the payment;

In addition, Minn. Stat. §289A.50, subd. 10, which was enacted by Laws of Minnesota for 1995, Chapter 264, article 1, section 1, provides as follows:

LIMITATION ON REFUND. If an addition to federal taxable income under section 290.01, subdivision 19a, clause (1), is judicially determined to discriminate against interstate commerce, the legislature intends that the discrimination be remedied by adding interest on obligations of Minnesota governmental units and Indian tribes to federal taxable income. This subdivision applies beginning with the taxable years that begin during the calendar year in which the court’s decision is final. Other remedies apply for previous taxable years.

Seligman Municipal Fund Series, Inc.

January 17, 2007

Accordingly, subject to Minn. Stat. §289A.50, subd. 10, to the extent that (1) the exempt-interest dividends that are paid by the Minnesota Series are derived from interest income on obligations of the State of Minnesota or its political or governmental subdivisions, municipalities, governmental agencies or instrumentalities (the “specified obligations”), and (2) the 95% test that is set forth above is met, such exempt-interest dividends (to the extent that they are not includable in federal taxable income) will likewise be exempt from the regular Minnesota personal income tax, and only those exempt-interest dividends that are derived from other sources will generally be subject to such tax, in the case of individuals, estates, and trusts.1

As noted above, Minn. Stat. 289A.50, subd. 10, provides that it is the intent of Minnesota Legislature that interest income on obligations of Minnesota governmental units, which obligations include the specified obligations, and exempt-interest dividends that are derived from interest income on such obligations, be included in the net income of individuals, estates, and trusts for Minnesota income tax purposes if it is judicially determined that the exemption by Minnesota of such interest or such exempt-interest dividends unlawfully discriminates against interstate commerce because interest income on obligations of governmental units located in other states, or exempt-interest dividends derived from such obligations, is so included. This provision provides that it applies to taxable years that begin during or after the calendar year in which such judicial decision becomes final, regardless of the date on which the obligations were issued, and that other remedies apply for previous taxable years. The United States Supreme Court in 1995 denied certiorari in a case in which an Ohio court upheld an exemption for interest income on obligations of Ohio governmental issuers, even though interest income on obligations of non-Ohio governmental issuers was subject to tax. In 1997, the United States Supreme Court denied certiorari in a subsequent case from Ohio, involving the same taxpayer and the same issue, in which the Ohio Supreme Court refused to reconsider the merits of the case on the ground that the previous final state court judgment barred any claim arising out of the transaction that was the subject of the previous action.

[1]

It should be noted that interest income that is derived from obligations held through repurchase agreements, even though derived from the specified obligations the interest income from which would be exempt, will not qualify under these rules, and any dividends that are attributable to such interest will be subject to the regular Minnesota personal income tax.

Seligman Municipal Fund Series, Inc.

January 17, 2007

Recently, in Davis v. Department of Revenue of the Finance and Administration Cabinet, 197 S.W.3d 557 (Ky. App. 2006), discretionary review denied by Kentucky Supreme Court, No. 2006-SC-105-D (Aug. 17, 2006), petition for writ of certiorari filed with the United States Supreme Court (Dkt. No. 06-666, Nov. 9, 2006), the Kentucky Court of Appeals held that a Kentucky statute that exempted interest income derived from Kentucky state and local bonds from taxation but that taxed interest income derived from non-Kentucky state and local bonds violated the Commerce Clause of the United States Constitution by unlawfully discriminating against interstate commerce. In Dunn v. State of North Carolina, 635 S.E. 2d 604 (N.C. App. 2006), a case involving similar facts with respect to North Carolina obligations, the North Carolina Court of Appeals affirmed a lower court’s certification of a class of plaintiffs who contended that North Carolina’s tax scheme violated the Commerce Clause. The case will now be decided on its merits by the lower court. It cannot be predicted what the final outcome will be in either of these two cases, or whether a similar case will be brought in Minnesota or elsewhere.

Returning to the requirements of Minn. Stat. §290.01, subd. 19(a)(ii), should the 95% test not be met, all exempt-interest dividends paid by the Minnesota Tax-Exempt Class generally will be subject to the regular Minnesota personal income tax, even if derived from the specified obligations. Finally, even if the 95% test is met, to the extent that distributions do not represent exempt-interest dividends that are derived from interest income on the specified obligations, such distributions, including, but not limited to, long-term capital gains, generally will be subject to the regular Minnesota personal income tax.

In addition to imposing a regular personal income tax, Minnesota imposes an alternative minimum tax (see Minn. Stat. §290.091) on individuals, estates, and trusts that is based, in part, on such taxpayers’ federal alternative minimum taxable income, which includes federal tax preference items. The Code provides that interest on specified private activity bonds is a federal tax preference item, and that an exempt-interest dividend of a regulated investment company constitutes a federal tax preference item to the extent of its proportionate share of the interest on such private activity bonds. Accordingly, exempt-interest dividends that are attributable to such private activity bond interest, even though they are also attributable to the specified obligations described in this letter, will be included in the base upon which such Minnesota alternative minimum tax is computed. In addition, the entire portion of exempt-interest dividends that is attributable to interest other than interest on the specified obligations generally is subject to the Minnesota alternative minimum tax. Finally, should the 95% test that is described above fail to be met, all of the exempt-interest dividends that are received by the shareholders of the Minnesota Series who are individuals, estates, or trusts, including all of those that are attributable to the specified obligations, generally will be subject to the Minnesota alternative minimum tax.

Seligman Municipal Fund Series, Inc.

January 17, 2007

Subject to certain limitations that are set forth in the Minnesota rules, Minnesota Series dividends, if any, that are derived from interest on certain United States obligations are not subject to the regular Minnesota personal income tax or the Minnesota alternative minimum tax, in the case of shareholders of the Minnesota Series who are individuals, estates, or trusts.

The above discussion has related, in general, to individuals, estates, and trusts. Distributions, including exempt-interest dividends, that are paid to shareholders of the Minnesota Series are not excluded in determining the Minnesota franchise tax on corporations that is measured by taxable income and alternative minimum taxable income. Minnesota Series distributions may also be taken into account in certain cases in determining the minimum fee that is imposed on corporations, S corporations, and partnerships.

The opinions expressed herein represent our judgment regarding the proper Minnesota tax treatment of the specified shareholders of the Minnesota Series who are subject to Minnesota taxation. Our conclusions are based on our analysis of the Minnesota statutes, tax regulations and case law which exist as of the date of this opinion, all of which may be subject to prospective or retroactive change. Our opinion represents our best judgment regarding the issues presented and is not binding upon the Minnesota Department of Revenue (“Department”) or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance on such opinion will not be challenged by the Department or rejected by a court.

We consent to the filing of this opinion as an exhibit to Post-Effective Amendment No. 44 to the Registration Statement of Seligman on Form N-1A under the Securities Act of 1933 as amended (the “Act”), and to the reference to us under the heading “Minnesota Taxes.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ FAEGRE & BENSON LLP
FAEGRE & BENSON LLP

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